September 15, 2009

Branch Chief Russell Mancuso

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NetLogic Microsystems, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed September 2, 2009

File No. 000-50838

Dear Mr. Mancuso:

On behalf of NetLogic Microsystems, Inc. (“NetLogic” or the “Company”), we confirm receipt of the letter dated September 10, 2009 from the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Revised Preliminary Proxy Statement on Schedule 14A filed on September 2, 2009 (the “Proxy Statement”). For the convenience of the staff, the text of each numbered comment in the comment letter is restated in italics prior to the Company’s response to the comment.

Q. How will changes in our stock price . . .?. page ii

1.	Your disclosure at the top of page iii indicates that the change in the consideration outside the collar will not be proportionate. Your disclosure in the last paragraph on page 2 indicates that the change in consideration outside the collar will be proportionate. Please reconcile.

Response:

We have revised the disclosure at the top of page iii in response to this comment.

Merger Consideration, page 2

2.	We note your disclosure in response to comment 4 that you believe that you are unable to register the issuance of securities due to the manner in which the parties elected to obtain consent for this transaction. Please confirm our assumption that your analysis reflects the guidance in Securities Act Sections Compliance and Disclosure Interpretation 239.13. In this regard, we also note your disclosure that implies that you believe that the manner in which the parties elected to obtain consent for this transaction prevents you from issuing securities to the common stockholders. However, if you obtained all consents required for a share issuance in a business combination transaction without registration, it is unclear why you believe that you would have been unable to close that transaction by issuing restricted securities; please advise.

United States Securities and Exchange Commission

September 15, 2009

Response:

We confirm for the staff that our analysis reflects the guidance in Securities Act Sections Compliance and Disclosure Interpretation 239.13. Our counsel and counsel to RMI had concerns about the availability of a private placement exemption for the issuance of stock to all holders of RMI common stock, due to the large number of RMI common stockholders (over 200 current or former employees of RMI), a substantial number of whom would not qualify as accredited investors for purposes of Regulation D. Among other factors we considered was RMI’s intention to continue to solicit the approval of common stockholders after obtaining sufficient consent to authorize the transaction under RMI’s charter and applicable state law, in order to satisfy a closing condition regarding limitations on the maximum allowable percentage of dissenting shares. That condition could not be satisfied by the consents that RMI would initially obtain. Thus, arguably, there would be a further submission for vote or consent within the ambit of Rule 145(a). Also we note that, perhaps analogously, in the short-form merger context where no vote or consent by minority stockholders was required, the SEC has taken the position that there is a “sale” to them within the meaning of Section 2(3) of the Securities Act, thus requiring registration in the absence of an available exemption. See, e.g., Securities Act Release No. 5316, and Securities Act Release No. 5463, Q.C-1 CCH Securities Law Reporter ¶ 3,058 (Feb. 28, 1974)

Consideration Payable At Closing, page 2

3.	Please reconcile your statement here regarding a “cap” on the minimum and maximum number of shares to be issued with your disclosure beginning at the bottom of page ii that the number of shares to be issued will continue to change outside of the collar.

Response:

We have revised the Proxy Statement at page 2 in response to this comment.

Background of the Merger, page 25

4.	We note your revisions in response to prior comment 9; however, it continues to be unclear from your disclosure what was the specific nature of the modifications and revisions mentioned in the second and third full paragraphs on page 27. Therefore, we reissue the third bullet of prior comment 9.

Response:

We have revised the Proxy Statement at page 26 in response to this comment.

United States Securities and Exchange Commission

September 15, 2009

Recommendation of NetLogic’s Board of Directors, page 30

5.	We note your response to prior comment 11. Please expand to summarize the financial analyses performed by your management on which your board relied.

Response:

We have revised the Proxy Statement at page 29 in response to this comment

Earn-out Payment, page 36

6.	We note your disclosure in response to prior comment 16 that the revenue target is “based on” RMI’s plan. Please clarify whether the target represents the projections RMI provided you; if your disclosure does not represent the projections RMI provided you, please disclose those projections.

Response:

We have revised the disclosure at page 35 to clarify that the revenue target represents projections that RMI provided to us.

7.	Your disclosure in response to prior comment 17 that the earn-out amounts will be “determined, allocated and paid” in the same manner as the merger consideration payable on the closing of the merger does not make clear whether you mean that (1) the method of calculating the “average closing price” for the earn-out closing will be the same method used at the time of the merger closing but the calculation will use your stock price at the time of the earn-out closing or (2) the dollar value used as the “average closing price” determined at the closing of the merger will be the same dollar value used as the “average closing price” for the closing on the earn-out payment. Please revise for clarity.

Response:

We have revised the Proxy Statement at page 35 in response to this comment.

Sample Calculations, page 37

8.	Please update your table to include a reasonable range of potential prices given the current market price and price trend for your common stock.

Response:

We have revised the Proxy Statement at page 37 in response to this comment.

United States Securities and Exchange Commission

September 15, 2009

Conditions to NetLogic’s . . . page 44

9.	We note your response to prior comment 18; however, given your reference merely to a schedule, it continues to be unclear what adverse conditions could occur without permitting you to terminate the transaction. Therefore, we reissue prior comment 18.

Response:

As stated in our response to prior comment 18, the description of this condition to closing in the Proxy Statement summarizes a provision of the merger agreement that includes an exception to the definition of “Company Material Adverse Effect” for adverse conditions and events identified in the confidential disclosure schedule that RMI delivered to us pursuant to the merger agreement. To the extent we did, or will in the future, believe that any such scheduled matter constitutes a “Company Material Adverse Effect,” we would disclose it in the proxy statement and refer to it specifically as an exception to the definition of a “Company Material Adverse Effect.” At present, we are not aware of any such matters, and do not believe that any adverse conditions or events described in the disclosure schedule merit disclosure in the Proxy Statement because we do not consider any of them to be material at this time.

Supplementally, we advise you that from our reading of the disclosure schedule the only adverse conditions or events that were disclosed related to: two pending claims against RMI, neither of which exceeds $50,000; communications sent to one of RMI’s customers in 2006 and 2007 by a patentee indicating that it has patents with claims covering some RMI processor technology; and letters from one company to RMI in 2007 and 2008 suggesting patents that RMI should be interested in licensing and proposing a patent cross-license on terms favorable to that company. We conducted our own review of the two patent matters and do not consider them to present material adverse risks to RMI that could be expected to give rise to a right on our part to terminate the merger agreement in the absence of the exception described on page 44, or to present a material risk of liability to us after our acquisition of RMI. We also note that RMI has not made any disclosure of contingencies or loss reserve related to any of these matters in accordance with SFAS No. 5 in its audited and unaudited financial statements and the related notes to financial statements.

Supplemental Unaudited Pro Forma Condensed Combined Financial Data of NetLogic, page 67.

10.	Please refer to our prior comments 29 and 30. We see that you propose to eliminate the tables in the supplemental unaudited pro forma information that reflected the acquisition of certain assets from IDT. Please respond to the following:

•

Given the significance of your acquisition from IDT, please specifically explain to us how your proposed forward looking information meets the requirements of Article 11 to provide pro forma information since the acquisition has not yet been reflected in the financial statements presented as of June 30, 2009.

United States Securities and Exchange Commission

September 15, 2009

•

We see that you were able to obtain financial information to provide pro formas as of March 31, 2009 and we also see that you closed on the acquisition on July 17, 2009. Please further explain to us why you are not able to obtain financial information for the business acquired from IDT as of June 30, 2009.

•

It appears from your response that you have determined that any information as of June 30, 2009 would not be objectively measureable and would be highly judgmental. Please explain in detail how you made this determination and why you believe that your current presentation is the most meaningful to investors.

•

We see from your Form 8-K dated July 20, 2009 you provided a pro forma statement of operations for the year ended December 31, 2008 to reflect the acquisition of IDT. Since this information is available, please tell us why you did not provide this information as part of your pro forma statement of operations as of December 31, 2008 as presented in your proxy on page 53 in conjunction with your proposed acquisition of RMI.

•	It does not appear that you have provided us with a response to our prior comment 29 with regards to your adjustment to inventory. Please advise.

•

Finally, given the significance of the intangible assets purchased from IDT and the related impact on your future operations, please revise to disclose to investors the information you provided as part of your response to our prior comment 30.

Response:

Subsequent to submitting the revised Proxy Statement on September 2, 2009, we requested and received from IDT “carve-out” financial information as of and for the first quarter ended June 28, 2009. This information was of the same type provided for our Form 8-K filing on July 20, 2009. As a consequence of receiving that information, we have revised the Proxy Statement at pages 66 through 72 to provide the information previously requested in lieu of addressing the alternatives discussed in the first four bullet points of this comment and to disclose the information requested in the fifth and sixth bullet points.

Beneficial Ownership of NetLogic Common Stock, page 97

11.	We note your revisions in response to prior comment 31:

•	Please expand to identify the natural persons who have or share voting and/or dispositive powers with respect to the shares held and to be held by Warburg Pincus; and

•	Revise to clarify, if true, that the number of shares reported in the table for Warburg Pincus represents the number of shares you estimate will be issued to it in connection with the merger.

United States Securities and Exchange Commission

September 15, 2009

Response:

In response to this comment, we have revised the Proxy Statement at page 102 to identify the natural persons who have or share voting and/or dispositive powers with respect to the shares to be held by Warburg Pincus, and to clarify that the number of shares reported in the table for Warburg Pincus represents the number of shares we estimate will be issued to it at closing as merger consideration.

We further advise the staff that the beneficial ownership table in the revised preliminary proxy statement we filed on September 2, 2009 incorrectly showed Warburg Pincus as beneficially owning a significant number of shares of our common stock before the closing of the merger. We have revised the beneficial ownership table to reflect that Warburg Pincus does not currently beneficially own any shares of our common stock.

Annex A

Introductory Note

12.	Your revisions do not address the concern identified in prior comment 35; therefore, we reissue the comment.

Response:

We have revised the Introductory Note in response to this comment.

*        *        *

In connection with this letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

September 15, 2009

Please contact the undersigned by telephone at (650) 961-6676 or by fax at (650) 230-0283 with any questions or comments regarding this letter.

Very truly yours,

NetLogic Microsystems, Inc.

/s/ Michael Tate
Michael Tate
Vice President, Finance and Chief Financial Officer

Cc:	Ronald Jankov (NetLogic Microsystems, Inc.)
Alan B. Kalin (Bingham McCutchen LLP)